List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 June 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 June 2009)	Announcement Company announces changes of leadership to Diageo Asia Pacific. (24 June 2009)
Announcement
Company notified of transactions in
respect of the Diageo Share Incentive Plan
and Messrs Walsh, Rose and those persons
discharging managerial responsibility inform the
Company of their interests therein.
Dr Humer and Mr Stitzer inform the
Company of their beneficial interests.
(10 June 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (30 June 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 June 2009)	Announcement Company announces total voting rights. (30 June 2009)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                    Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

Date 13 July 2009	By:	/s/S Arsenić
	Name:	S Arsenić
	Title:	Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:20 05-Jun-2009
Number	91320-9FE1

TO: Regulatory Information Service

PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 1,431 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,301,495 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,570,421.

05 June 2009

END
Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:17 10-Jun-2009
Number	91616-CC5D

TO: Regulatory Information Service

         PR Newswire

RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

1. it received notification on 10 June 2009 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 10 June 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of PDMR	Number of Ordinary Shares

N Blazquez	22

S Fletcher	21

D Gosnell	21

J Grover	21

A Morgan	21

G Williams	21

I Wright	21

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.46.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 10 June 2009 from Dr F B Humer, a director of the Company, that he had purchased 940 Ordinary Shares on 10 June 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £8.46.

3. it received notification on 10 June 2009 from Mr H T Stitzer, a director of the Company, that he had purchased 118 Ordinary Shares on 10 June 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £8.46.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	13,500

N C Rose	453,895

H T Stitzer	6,701

P S Walsh	719,876

Name of PDMR	Number of Ordinary Shares

N Blazquez	43,300

S Fletcher	152,035

D Gosnell	59,489

J Grover	149,637

A Morgan	176,743

G Williams	243,913 (of which 5,992 are held as ADS*)

I Wright	30,110

P D Tunnacliffe

Company Secretary

10 June 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:31 12-Jun-2009
Number	91329-6805

TO: Regulatory Information Service

         PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 297 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,301,198 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,570,718.

12 June 2009

END
Company	Diageo PLC
TIDM	DGE
Headline	Changes to Leadership of Diageo Asia-Pacific
Released	07:04 24-Jun-2009
Number	4045U07

RNS Number : 4045U
Diageo PLC
24 June 2009

24 June 2009

DIAGEO ANNOUNCES CHANGES TO THE LEADERSHIP
OF DIAGEO ASIA-PACIFIC

Diageo has today announced that Gilbert Ghostine, currently Managing Director Diageo Continental Europe has been appointed President of Diageo's Asia-Pacific region reporting to Ivan Menezes, Chairman of Diageo Asia-Pacific. This appointment is with effect from 1 July 2009 when Gilbert will take over from John Pollaers, who has held the role since the formation of Diageo Asia-Pacific as a separate region within Diageo in February 2007.

ENDS

Investor enquiries to:
Stephen Howe	+44 207 927 4216	investor.relations@diageo.com

Media enquiries to:
Stephen Doherty	+44 207 927 5528	stephen.doherty@diageo.com
James Crampton	+44 207 927 4613	james.crampton@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:41 30-Jun-2009
Number	91439-D33A

TO: Regulatory Information Service

         PR Newswire

RE: PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 3,679 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,297,519 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,598,803.

30 June 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Voting Rights and Capital
Released	14:45 30-Jun-2009
Number	91442-36C0

TO: Regulatory Information Service

         PR Newswire

RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,753,896,322 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes
254,297,519 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,499,598,803 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's
Disclosure and Transparency Rules.

30 June 2009

END